COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

June 16, 2014

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, N E

Washington, DC 20549-4720

Re:	Responses to SEC review of October 31, 2013 N-CSR for Columbia Funds Series Trust I

Dear Ms. Hatch,

This letter is in response to your comments provided telephonically on May 30, 2014 relating to the annual N-CSR for certain series of Columbia Funds Series Trust I (the “Trust”) with fiscal years ending on October 31, 2013. Your comments are set forth below and each is followed by our response.

1.	In the October 31, 2013 annual shareholder report for Columbia International Bond Fund (the “Bond Fund”), a ‘Payable for expense reimbursement due to Investment Manager’ of $251 is reflected in the Statement of Assets and Liabilities. Please explain the nature of this balance.

Response: Operationally, a fund over its annual expense cap is reimbursed monthly by Columbia Management Investment Advisers, LLC (the “Investment Manager”). This reimbursement occurs on the last day of the month, covering amounts through the prior day. Those amounts are based on average net assets and expenses through that date (in this case, October 30, 2013).

After calculating the final expense reimbursement for the entire fiscal year (through October 31, 2013), the total amount previously reimbursed by the Investment Manager exceeded the calculated annual expense reimbursement by $251. As a result, the Bond Fund recorded a payable for one day of excess expense reimbursement in its October 31, 2013 financial statements. Within a fund’s fiscal year, waivers/reimbursements may move between a fund and the Investment Manager to reflect the fund’s annualized expense ratio compared to its annual expense cap. As previously discussed with the staff of the SEC, this operational aspect of the fee cap arrangement does not represent a recoupment. After fiscal year end, the expense reimbursement/waiver calculation resets to zero and any amounts previously reimbursed or waived by the Investment Manager cannot be recouped.

2.	In the October 31, 2013 annual shareholder reports for the Bond Fund and Columbia Strategic Income Fund (the “Income Fund”), the Notes to Financial Statements present a table showing the number of contracts opened during the year for various derivative instruments. Please consider whether this presentation adequately addresses the requirement to disclose the volume of derivative activity.

Response: Under Accounting Standards Codification 850-10-50-1A.d., an entity must disclose “information that would enable users of its financial statements to understand the

Responses to N-CSR Comments

June 16, 2014

volume of its activity in those instruments.” We believe that the number of contracts opened during the period is a sufficient measure of derivative volume for the instruments held during the period (forward foreign currency exchange contracts, futures contracts and options contracts).

Note, however, that we have recently revised Columbia Fund volume activity disclosures. The table below summarizes the volume disclosures used for certain derivatives through the February 28, 2014 reporting cycle and changes implemented beginning with the March 31, 2014 reporting cycle:

Derivative Instrument	Volume Disclosure (through 2/28/14)	Volume Disclosure (beginning 3/31/14)
Forward foreign currency exchange contracts	Number of contracts opened during the period	Average unrealized appreciation/depreciation*
Futures contracts	Number of contracts opened during the period	Average notional amounts*
Options contracts	Number of contracts opened during the period	Average market value*

*	The averages are based on ending quarterly outstanding amounts during the reporting period.

We believe that these revised disclosures, which are consistent with many other mutual funds, will enhance disclosure.

We hope that these responses adequately address staff comments. The Trust accepts responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Trust acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. The Trust further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact the undersigned at (617) 385-9536.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary